Nuveen Massachusetts Municipal Value Fund
333 West Wacker Drive
Chicago, Illinois 60606

October 9, 2009

VIA IDEA

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Nuveen Massachusetts Municipal Value Fund Request for Withdrawal of Registration Statement on Form N-2 (File No. 333-158436)

Ladies and Gentlemen:

Pursuant to Rule 479 under the Securities Act of 1933, as amended, Nuveen Massachusetts Municipal Value Fund (the “Fund”) hereby requests the withdrawal of its registration statement on Form N-2 (File No. 333-158436), including all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2009 (Accession No. 0001193125-09-073821 ). The Registration Statement was never declared effective by the Commission and none of the Fund’s shares were sold pursuant to the Registration Statement.

The Fund is withdrawing the Registration Statement because the Fund never commenced operations.  Accordingly, the Fund also intends to file an application for deregistration pursuant to Section 8(f) of the Investment Company Act of 1940, as amended.

Please forward a copy of the Order permitting withdrawal of the Registration Statement to Stacy H. Winick via facsimile at 202-778-9100 when it is available. If you have any questions regarding this withdrawal request, do not hesitate to contact Ms. Winick at 202-778-9252.

Sincerely,

NUVEEN MASSACHUSETTS MUNICIPAL VALUE FUND

By:	/s/ Kevin J. McCarthy
Kevin J. McCarthy
Vice President and Secretary